UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 7)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Taro Pharmaceutical Industries Ltd.

(Name of the Issuer)

Taro Pharmaceutical Industries Ltd.

Sun Pharmaceutical Industries Ltd.

Alkaloida Chemical Company ZRT

The Taro Development Corporation

Sun Pharma Holdings

Libra Merger Ltd.

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal (par) value NIS 0.0001 per share

(Title of Class of Securities)

M8737E108

(CUSIP Number of Class of Securities)

Taro Pharmaceutical Industries Ltd. 14 Hakitor Street Haifa Bay 2624761, Israel +972 4 8475600

Sun Pharmaceutical Industries

Ltd.

Registered Office: SPARC,

Tandalja, Vadodara – 390 012,

Gujarat, India

Corporate Office: Sun House, Plot

No. 201 B/1, Western Express

Highway, Goregaon (E), Mumbai –

400063, Maharashtra, India

+9122 4324 4324

Alkaloida Chemical Company ZRT Kabay János u. 29 H-4440 Tiszavasvari, Hungary +3648521004
The Taro Development Corporation c/o Taro Pharmaceutical U.S.A., Inc. 3 Skyline Drive Hawthorne, NY 10532 +1 914-345-9001	Sun Pharma Holdings c/o Rogers Capital Corporate Services Limited 3rd Floor, Rogers House, No. 5 President John Kennedy Street Port Louis, Mauritius + 230 203 1100	Libra Merger Ltd. c/o Alkaloida Chemical Company ZRT Kabay János u. 29 H-4440 Tiszavasvari, Hungary +3648521004

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Maxim O. Mayer- Cesiano, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West, New York, NY 10001 Tel: +1-212-735-3000	Adam M. Klein, Adv. Daniel P. Kahn, Adv. Goldfarb Gross Seligman & Co. One Azrieli Center Round Tower Tel Aviv 6701101, Israel +972-3-607-4444	Clifford M.J. Felig, Adv. Jonathan M. Nathan, Adv. Benjamin Bekkerman, Adv. Meitar | Law Offices 16 Abba Hillel Silver Road, Ramat Gan, 5250608, Israel +972-3-610-3171	Richard B. Alsop, Esq. George Karafotias, Esq. Allen Overy Shearman Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000	Michael Davis, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 +1-212-450-4500	Nir Dash, Adv. Niv Sivan, Adv. Herzog, Fox & Neeman Herzog Tower 6 Yitzhak Sade St. Tel Aviv 6777506, Israel +972-3-692-2020

This statement is filed in connection with (check the appropriate box):

a. ☒

The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 7 (the “ Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, this “Schedule” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Taro Pharmaceutical Industries Ltd., an Israeli company (“Taro” or the “Company”) and the issuer of the ordinary shares, nominal (par) value NIS 0.0001 per share (the “Ordinary Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”); (c) Alkaloida Chemical Company Zrt., a corporation organized under the laws of Hungary and under the control of Sun Pharma (“Alkaloida”); (d) The Taro Development Corporation, a corporation organized under the laws of New York and under the control of Sun Pharma (“TDC”); (e) Sun Pharma Holdings, a corporation organized under the laws of Mauritius and a direct wholly owned subsidiary of Sun Pharma (“SPH”); and (f) Libra Merger Ltd., an Israeli company under the control of Sun Pharma and a direct wholly owned subsidiary of Alkaloida, TDC and SPH (“Merger Sub”).

This Schedule relates to the Agreement of Merger, dated as of January 17, 2024 (the “Merger Agreement”), by and among Sun Pharma, Alkaloida, TDC, SPH, Merger Sub (collectively, the “Sun Pharma Entities”) and Taro, providing for the merger of Merger Sub with and into Taro (the “Merger”), and each outstanding Ordinary Share (other than such shares held by Sun Pharma and its affiliates or Taro and subsidiaries of Taro) being converted into the right to receive $43.00 in cash, without interest and subject to any applicable withholding taxes.

Taro mailed a proxy statement (the “Proxy Statement”) relating to (a) the extraordinary general meeting of Taro shareholders, (b) the general meeting of holders of Ordinary Shares and (c) the class meeting of the holders of the Founder Shares, each of which was duly convened on May 22, 2024 to approve the Merger and at which the requisite quorum was present, during which the Merger was approved by the affirmative vote of Taro shareholders (including a vote of the majority of shares held by Taro shareholders unaffiliated with Sun Pharma). A copy of the Proxy Statement is attached hereto as Exhibit (a)(3)(i) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

This Final Amendment is being filed to report the results and other relevant information of the transaction that is the subject of the Transaction Statement and the Proxy Statement. The information contained in this Final Amendment is incorporated by reference into the Proxy Statement. All page references in this Final Amendment are to pages in the Proxy Statement. Terms used in this Final Amendment, but not otherwise defined herein, have the meanings ascribed to such terms in the Proxy Statement.

To the extent that information in this Final Amendment differs from, or updates information contained in, the Proxy Statement, the information in this Final Amendment shall supersede or supplement the information in the Proxy Statement. Except as otherwise described in this Final Amendment or the documents referred to, contained in or incorporated by reference in this Final Amendment, the Proxy Statement, the appendices to the Proxy Statement and the documents referred to, contained in or incorporated by reference in the Proxy Statement are not otherwise modified, supplemented or amended. This Final Amendment does not restate the Transaction Statement in its entirety, and the amended and supplemental disclosures contained herein should be read in conjunction with the Transaction Statement, including the Proxy Statement.

Item 15. Additional Information

Item 15(c) is hereby amended and supplemented by adding the following language:

On June 10, 2024, Taro notified the Companies Registrar of the State of Israel (the “Israel Registrar”) that all conditions in the Merger Agreement have been satisfied or waived, and the Israel Registrar issued a certificate evidencing the consummation of the Merger on June 24, 2024, pursuant to which the Merger became effective on June 24, 2024 (such effective time of the Merger, the “Effective Time”). As a result of the Merger, Taro became a private company and an indirect wholly-owned subsidiary of Sun Pharma. On June 24, 2024, Sun Pharma issued a press release announcing the consummation of the Merger, a copy of which is attached hereto as Exhibit (a)(3)(viii).

At the Effective Time, all of the outstanding shares of Taro’s Ordinary Shares immediately prior to the Effective Time, other than any shares held by Sun Pharma or its affiliates, were cancelled in exchange for the right to receive US$43.00 per Ordinary Share in cash without interest.

As a result of the Merger, Taro’s Ordinary Shares ceased to trade on the New York Stock Exchange (“NYSE”) prior to market open on June 24, 2024. On June 24, 2024, NYSE filed an application on Form 25 with the Securities and Exchange Commission (the “SEC”) to withdraw registration of Taro’s Ordinary Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The deregistration will become effective 90 days after the filing of Form 25, or such shorter period as may be determined by the SEC. Taro intends to suspend its reporting obligations under the Exchange Act by filing a Form 15 with the SEC approximately 10 days following the filing of the Form 25. Taro’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(3)(i)*	Proxy Statement of Taro Pharmaceutical Industries Ltd.

(a)(3)(ii)*	Form of Proxy Card (included as Appendix C of the Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(a)(3)(iii)*	Press release, dated January 17, 2024 (incorporated by reference to Exhibit 99.59 to Sun Pharma’s Amendment No. 30 to Schedule 13D, filed on January 17, 2024).

(a)(3)(iv)*	Press release, dated April 15, 2024.

(a)(3)(v)*	Summary advertisement dated April 15, 2024.

(a)(3)(vi)*	Press release, dated May 8, 2024.

(a)(3)(vii)*	Press release, dated May 23, 2024.

(a)(3)(viii)	Press release, dated June 24, 2024 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Taro on June 24, 2024).

(c)(1)*	Opinion of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated January 17, 2024 (included as Appendix B of the Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(c)(2)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated October 23, 2023.

(c)(3)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated October 27, 2023.

(c)(4)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated November 29, 2023.

(c)(5)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated December 4, 2023.

(c)(6)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated December 6, 2023.

(c)(7)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated January 17, 2024.

(d)(1)*	Agreement of Merger, dated as of January 17, 2024, by and among Sun Pharma, Alkaloida, TDC, SPH, Merger Sub and Taro (incorporated by reference to Exhibit 99.58 to Sun Pharma’s Amendment No. 30 to Schedule 13D, filed on January 17, 2024).

(g)	Not applicable.

107*	Filing Fee Exhibit.

*	Previously filed.

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2024

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
Name:	Uday Baldota
Title:	Chief Executive Officer

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ C.S. Muralidharan
Name:	C.S. Muralidharan
Title:	Chief Financial Officer

SUN PHARMA HOLDINGS

By:	/s/ Rajesh Shah
Name:	Rajesh Shah
Title:	Director

ALKALOIDA CHEMICAL COMPANY ZRT.

By:	/s/ Peter Andreidesz
Name:	Peter Andreidesz
Title:	Director

THE TARO DEVELOPMENT CORPORATION

By:	/s/ Sudhir Valia
Name:	Sudhir Valia
Title:	Director

LIBRA MERGER LTD.

By:	/s/ Erik Zwicker
Name:	Erik Zwicker
Title:	Director